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    [LOGO] ABLE ENERGY
Heating Oil > Diesel > HVAC

                 PO BOx 630 Rockaway, NJ 07866 (973) 625-1012 Fax (973) 586-9866
                                    Website: www.ableenergy.com


                                                               September 8, 2005


Mr. William Choi, Branch Chief
Securities Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


                  RE:  ABLE ENERGY, INC.
                       FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004 FILED SEPTEMBER 28, 2004
                       FILE NO. 1-15035

Dear Mr. Choi:

     We have reviewed the four (4) comments that were contained in your letter to us dated August 24, 2005 regarding the Company's Form 10-K for the fiscal year ended June 30, 2004. Please find herein below the Company's responses to the questions set forth in your letter.

For your convenience, we have incorporated into this response letter your original requests and the Company's responses in italics, as follows:

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME, PAGE F-5


     1. We have reviewed your response to prior comment 19 and continue to believe the June 30, 2003 weighted average number of common shares outstanding and the weighted average number of common shares assuming dilution presented on your consolidated statement of income has been reversed. You currently show the weighted average number of common shares outstanding as 2,051,700, which is more than the 2,012,708 that is shown for the weighted number average number of common shares outstanding assuming dilution.

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          THE CONSOLIDATED STATEMENT OF INCOME FOR THE PERIOD ENDING JUNE 30,
          2004 (PAGE F-5) FROM THE PREVIOUSLY FILED FORM 10-K IS ATTACHED TO THIS LETTER. AS CAN BE SEEN ON THE YEAR COLUMN HEADED "2003", THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING IS LISTED AS 2,012,708 AND THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, ASSUMING DILUTION IS LISTED AS 2,051,700. WE BELIEVE THAT THIS HAS BEEN LISTED CORRECTLY.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INTANGIBLE ASSETS, PAGE F-10

     2. We have reviewed your response to prior comment 24 and reissue our prior comment. Your response did not address how you determined that your customer list has an indefinite useful life and how it will generate cash flows indefinitely. As noted in your response, an independent party appraised your customer list at approximately $10 million. We presume that this appraisal was based upon an estimate of the present value of the net cash flows expected to be recovered from these customers over a finite time period. Furthermore, we would expect that the assumed cash flow periods used in the independent appraisal considered the historical life experience of similar customer accounts. Absent persuasive evidence to the contrary, we believe that you should revise your financial statements to record your customer list as a definite lived intangible asset being amortized over a useful life.

          IN ACCORDANCE WITH OUR UNDERSTANDING WITH FASB 142, AN INTANGIBLE ASSET WITH AN INDEFINITE USEFUL LIFE IS NOT AMORTIZED. WE BELIEVE THAT THE CUSTOMER LIST THAT IS AT ISSUE IN THIS QUESTION HAS AN INDEFINITE USEFUL LIFE BASED UPON OUR HISTORICAL AND CURRENT DATA. THE CUSTOMER LIST THAT IS IN QUESTION WAS PURCHASED IN OCTOBER 1996 (NORTHWEST PETROLEUM ACQUISITION) AND IS NOW ALMOST NINE (9) YEARS OLD. AT THIS POINT IN TIME, WE ARE CONTINUING TO SERVICE 96% OF THE ORIGINAL CUSTOMER LIST. THE DETERMINATION OF THE CONTINUATION OF CUSTOMERS BEING SERVICED IS BASED UPON HOMES WITH TANKS THAT ARE DELIVERED TO AT ADDRESSES, NOT NECESSARILY NAMES OF HOMEOWNERS. THE IDEA BEING THAT THE HOMES AND TANKS ARE REALISTICALLY PERMANENT CUSTOMERS WHILE HOMEOWNERS MOVE IN AND OUT.

FAIR VALUE OF FINANCIAL INSTRUMENTS, PAGE F-12

     3. We have reviewed your response to prior comment 25 and Note 6 of your financial statements. It does not appear that you have disclosed the fair value of your long- term debt in accordance with SFAS 107. Your current presentation appears to disclose only the carrying value. If you have determined that the carrying value of your long-term debt approximates fair value, please disclose this fact.

          WE BELIEVE THAT CARRYING VALUE OF OUR LONG-TERM DEBT APPROXIMATES FAIR VALUE WHICH WE WILL DISCLOSE IN OUR FORM 10-K FOR PERIOD ENDING JUNE 30, 2005 .

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NOTE 15, STOCK OPTION PLANS, PAGE F-30

     4. We have reviewed your response to prior comment 30. In addition to elaborating on your accounting policy for stock options, please confirm to us that you will also disclose all of the items required by paragraphs 47 and 48 by SFAS 123. Please ensure that you disclose the number of options exercisable at the end of the year, and for each range of options described in paragraph 48 of SFAS 123, disclose the number, weighted average exercise price, weighted average remaining contractual life of options outstanding as well as the number and weighted average exercise price of options currently exercisable.

          WE WILL DISCLOSE ALL REQUIRED ITEMS BY PARAGRAPHS 47 AND 48 OF SFAS 123 IN OUR FORM 10-K FOR THE PERIOD ENDING JUNE 30, 2005 IN A FINANCIAL STATEMENT NOTE.


Please contact the undersigned or Gregory Frost, Esq. with any questions or comments on the above.

                                             Sincerely,



                                             Christopher P. Westad, President

cc: Gregory D. Frost, Esq.

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                                          ABLE ENERGY, INC. AND SUBSIDIARIES

                                        CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                         YEARS ENDED JUNE 30,

                                                                         2004             2003               2002
                                                                  --------------------------------------------------
NET SALES                                                           $42,882,327        $43,409,488       $24,851,039

COST OF SALES                                                        37,267,469         36,905,395        20,577,220
                                                                    -----------        -----------       -----------

     GROSS PROFIT                                                     5,614,858          6,504,093         4,273,819
                                                                    -----------        -----------       -----------

EXPENSES
     Selling, General and Administrative Expenses                     6,433,697          5,105,584         5,099,208
     Depreciation and Amortization Expense                            1,152,906          1,070,046         1,027,144
                                                                    -----------        -----------       -----------
        Total Expenses                                                7,586,603          6,175,630         6,126,352
                                                                    -----------        -----------       -----------

    INCOME (LOSS) FROM OPERATIONS                                    (1,971,745)           328,463        (1,852,533)
                                                                    -----------        -----------       -----------

OTHER INCOME (EXPENSES):
     Interest and Other Income                                          149,803            112,543           199,351
     Interest Expense                                                  (576,578)          (435,992)         (281,994)
     Directors' Fees                                                          -            (24,000)          (20,400)
     Gain on Insurance Recovery (Note 24)                                     -            215,140                 -
     Other Income (Expense) (Note 22)                                         -                  -                 -
     Legal Fees Relating to Other Expense                              (261,862)           (90,050)                -
                                                                    -----------        -----------       -----------
         Total Other Income (Expense)                                  (688,637)          (222,359)         (103,043)
                                                                    -----------        -----------       -----------

     INCOME (LOSS) FROM CONTINUING OPERATIONS
         BEFORE PROVISION FOR INCOME TAXES (CREDIT)                  (2,660,382)           106,104        (1,955,576)

PROVISION FOR INCOME TAXES (CREDIT)                                      39,720             52,782            (8,037)
                                                                    -----------        -----------       -----------
     NET INCOME (LOSS) FROM CONTINUING OPERATIONS                    (2,700,102)            53,322        (1,947,539)
                                                                    -----------        -----------       -----------

DISCONTINUED OPERATIONS:
     Income (Loss) from Discontinued Operations                         (57,630)           148,830           425,284
     Gain on Sale of Subsidiary Operating Assets                      2,668,490                  -                 -
                                                                    -----------        -----------       -----------

     INCOME (LOSS) FROM DISCONTINUED OPERATIONS                       2,610,860            148,830           425,284
                                                                    -----------        -----------       -----------

     NET INCOME (LOSS)                                              $   (89,242)       $   202,152       $(1,522,255)
                                                                    ===========        ===========       ===========

BASIC EARNINGS (LOSS) PER COMMON SHARE
     Income (Loss) from Continuing Operations                       $     (1.34)       $       .03       $      (.97)
                                                                    ===========        ===========       ===========
     Income (Loss) from Discontinued Operations                     $      1.30        $       .07       $       .21
                                                                    ===========        ===========       ===========

DILUTED EARNINGS (LOSS) PER COMMON SHARE
     Income (Loss) from Continuing Operations                       $     (1.34)       $       .03       $      (.97)
                                                                    ===========        ===========       ===========
     Income (Loss) from Discontinued Operations                     $      1.30        $       .07       $       .21
                                                                    ===========        ===========       ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                  2,013,250          2,012,708         2,001,332
                                                                    ===========        ===========       ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING,
     ASSUMING DILUTION                                                2,013,250          2,051,700         2,001,332
                                                                    ===========        ===========       ===========

                                     See Accompanying Notes and Auditors' Report
                                                         F-5
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